Exhibit QQ
MEMORANDUM OF AGREEMENT made on the 18th day of December, 2008.

BY AND BETWEEN:	PICCHIO PHARMA INC., a legal person duly amalgamated according to the laws of Canada, (hereinafter referred to as the “Picchio”)

AND:	VICTORIA SQUARE VENTURES INC., a legal person duly incorporated according to the laws of Canada,

(hereinafter referred to as the “VSV”)

(Picchio and VSV are sometimes collectively referred to as the “Parties”)
WHEREAS Picchio is in the process of winding-up its affairs and liquidating all of its wholly-owned subsidiaries;
WHEREAS on the distribution of Picchio’s property for the purposes of winding-up its affairs, the holders of the Preferred Shares of Picchio are entitled to the Preferred redemption price in preference and priority to all other outstanding classes of shares of Picchio;
WHEREAS the aggregate Preferred redemption price of the issued and outstanding Preferred Shares of Picchio exceeds the aggregate fair market value of Picchio’s property;
WHEREAS Picchio may purchase for cancellation its Preferred Shares by private agreement for any price if it has the unanimous consent of the holders of the Preferred Shares;
WHEREAS Picchio and the holders of the Preferred Shares have consented to the repurchase of such shares for cancellation in accordance with this agreement and an agreement to be executed concurrently herewith by and between Picchio and 1324286 Alberta Ltd.
WHEREAS VSV desires to sell, cede, transfer, assign and convey to Picchio 5,650,000 Preferred Shares of Picchio (the “Picchio Shares”) concurrently with the transfer by 1324286 Alberta Ltd. to Picchio of its Preferred Shares of Picchio, and Picchio desires to accept such sale, cession, transfer, assignment and conveyance in accordance with the terms and conditions hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein set forth, the Parties hereby agree as follows:
1.	The preamble hereto shall form part hereof, as if herein set forth at length.
2.	VSV hereby sells, cedes, transfers, assigns and conveys unto Picchio, hereto present and accepting, all of VSV’s right and interest in and to the Picchio Shares, which Picchio Shares are hereby irrevocably cancelled.

3.	The purchase price of the Picchio Shares (the “Purchase Price”) is hereby satisfied in full by the delivery to VSV of a promissory note in the form attached hereto (the “Promissory Note”) whereby Picchio shall promise to pay to VSV $3,240,000 being an amount equal to the fair market value on the date hereof of the shares and warrants described in such Promissory Note (the “Securities”). VSV hereby acknowledges receipt of the Promissory Note in full satisfaction and payment of the Purchase Price.

4.	VSV hereby represents, warrants and covenants to Picchio that:
4.1.	VSV has the full right, authority and capacity to enter into this Agreement;

4.2.	VSV is a corporation duly incorporated and validly subsisting under the laws of Canada;

4.3.	VSV is the beneficial and registered owner of the Picchio Shares and that such Picchio Shares are free and clear of all liens, charges, hypothecs, security interests or other encumbrances of any kind, nature or description whatsoever imposed by VSV;

4.4.	Except for the rights of Picchio under this present Agreement, no person, firm or corporation has any agreement, option or right capable of becoming an agreement or option for the purchase of any of the Picchio Shares;

4.5.	VSV is not a non-resident of Canada for purposes of the Income Tax Act (Canada).
5.	Picchio hereby represents and warrants to VSV that:
5.1.	Picchio has the full right, authority and capacity to enter into this Agreement;

5.2.	Picchio is a corporation duly amalgamated and validly subsisting under the laws of Canada;

5.3.	Picchio is not a non-resident of Canada for purposes of the Income Tax Act (Canada);

5.4.	In accordance with subsection 36(2) of the Canada Business Corporations Act, Picchio has no reasonable grounds to believe that as a consequence of the purchase of the Picchio Shares from VSV:
(i)	it is, or would after the payment be, unable to pay its liabilities as they become due, or

(ii)	the realizable value of its assets would after the payment be less than the aggregate of (i) its liabilities and (ii) the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, rateably with or before the holders of the Preferred Shares, to the extent that the amount has not been included in its liabilities.

5.5.	The Promissory Note is duly authorized and executed by Picchio and constitutes a binding obligation of Picchio;

5.6.	The Securities are owned either directly by Picchio or by its wholly-owned subsidiaries and such Securities are free and clear of all liens, charges, hypothecs, security interests or other encumbrances of any kind, nature or description whatsoever imposed by Picchio or its subsidiaries;

5.7.	Except for the rights of VSV under the present Agreement, no person, firm or corporation has any agreement, option or right capable of becoming an agreement or option for the purchase of any of the Securities.
6.	The representations and warranties of Picchio and VSV contained herein shall survive the execution of this Agreement and shall continue in full force and effect for the benefit of Picchio and VSV, as the case may be.

7.	Each of the Parties shall, from time to time, at the request of the other party and without further consideration, execute such further instruments of conveyance and take such other actions as the requesting party may reasonably require. The Parties will furthermore sign all documents and do all things necessary to give effect to the present Agreement and the transactions and elections contemplated therein.

8.	This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

9.	This Agreement shall be interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

10.	The Parties hereby state their express wish that this Agreement and all documents related thereto be drawn in the English language only. Les Parties ont par les présentes exprimé leur volonté expresse que cette convention et tous les documents y afférents soient rédigés en anglais seulement.
IN WITNESS WHEREOF, the Parties hereto have executed the present Agreement.

PICCHIO PHARMA INC.
Per:	/s/ Roberto Bellini
Roberto Bellini

VICTORIA SQUARE VENTURES INC.
Per:	/s/ Peter Kruyt
Peter Kruyt

SCHEDULE A
PROMISSORY NOTE